UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras signs contract with UNIGEL

—

Rio de Janeiro, December 29, 2023 - Petróleo Brasileiro S.A. – Petrobras, following up on the releases published on 06/06/2023 and 06/23/2023, informs that today it signed a contract with Unigel Participações S.A. (Unigel) for industrialization on order (tolling) for the production of fertilizers at the Sergipe and Bahia plants.

The agreement is the result of the partnership between Petrobras and Unigel disclosed on 06/06/2023 (non-disclosure agreement) and is in line with the company's Strategic Plan 2024-2028+ (SP 2024-28+) for fertilizer production. Studies into the production of low-carbon projects will continue.

Petrobras thus reinforces its commitment to leading the transformation and driving a sustainable, fair and safe energy transition.

About Unigel

Founded in 1966, Unigel is strategically located in Brazil, in the states of Bahia, Sergipe and São Paulo, and in Mexico. It has a leading position in styrenics, acrylics and nitrogen fertilizers, consolidating its position as one of the largest chemical companies in Latin America and the largest manufacturer of nitrogen fertilizers in the country. Present in people's daily lives, Unigel supplies fundamental inputs for the manufacture of end products in the household appliances and electronics, automotive, paints and coatings, construction, pulp and paper, packaging, health and beauty, textiles, mining and agriculture markets. In addition, the company is carrying out the first initiative for industrial-scale production and distribution of hydrogen and green ammonia in Brazil.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20031-030 – Rio de Janeiro, RJ.

Phone: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 29, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer